FIRST AMENDMENT TO THE
BRIDGEPOINT EDUCATION, INC. 2009 STOCK INCENTIVE PLAN
(as amended and restated May 13, 2013)
Bridgepoint Education, Inc., a Delaware corporation (the “Company”), previously established the Bridgepoint Education, Inc. 2009 Stock Incentive Plan (the “Plan”). The Plan was amended and restated in its entirety effective as of May 13, 2013, upon stockholder approval at the Company’s 2013 Annual Meeting of Stockholders. By adoption of this First Amendment, the Company now desires to amend the Plan to authorize the award of “Performance Cash” as set forth below.
1.This First Amendment shall be effective as of the date on which it is approved by the Company’s stockholders at the Company’s 2016 Annual Meeting of Stockholders.
2.Section 1 (Introduction) of the Plan is hereby amended by amending and restating the third and fourth paragraphs in their entirety to read as follows:
The Plan seeks to achieve this purpose by providing for Awards in the form of Options (which may constitute Incentive Stock Options or Nonstatutory Stock Options), Stock Appreciation Rights, Stock Grants, Stock Units and Performance Cash.

This Plan and all Awards shall be construed in accordance with and governed by the laws of the State of Delaware, but without regard to its conflict of law provisions. Capitalized terms shall have the meaning provided in Section 2 unless otherwise provided in this Plan or any related Stock Option Agreement, SAR Agreement, Stock Grant Agreement, Stock Unit Agreement or Performance Cash Agreement.
3.Section 2(b) (Definitions - Award) of the Plan is hereby amended and restated in its entirety to read as follows:
(b)     “Award” means any award of an Option, SAR, Stock Grant, Stock Unit, or Performance Cash under the Plan.
4.Section 2(ag) (Definitions – Performance Period) of the Plan is hereby amended and restated in its entirety to read as follows:

(ag)     “Performance Period” means any one or more periods of time as determined by the Committee in its sole discretion, within which the Performance Goals applicable to an Award are to be achieved. The Committee may establish different Performance Periods for different Participants, and the Committee may establish concurrent or overlapping Performance Periods.
5.Section 2 (Definitions) of the Plan is hereby amended by adding the following new definitions to the end thereof to read as follows:
(az)      “Performance Cash” means a right to receive a specified amount of cash payable upon the satisfaction of any one or more Performance Goals and/or other conditions (including, without limitation, continued Service through a specified date) as determined by the Committee and set forth in the applicable Performance Cash Agreement.
(aaa)     “Performance Cash Agreement” means the agreement described in Section 10A evidencing each Award of Performance Cash.
6.Section 3(c) (Indemnification) of the Plan is hereby amended by amending and restating clause (i) in its entirety to read as follows:
(i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any Stock Option Agreement, SAR Agreement, Stock Grant Agreement, Stock Unit Agreement or Performance Cash Agreement, and
7.Section 4(f) (Performance Conditions) of the Plan is hereby amended by amending and restating the third sentence of the first paragraph in its entirety to read as follows:
Any Performance Goals applicable to Stock Grants, Stock Units and/or Performance Cash that are intended to qualify as performance-based compensation under Code Section 162(m) will be set by the Committee on or before the Determination Date.
8.Section 4(f) (Performance Conditions) of the Plan is hereby amended by amending and restating clause (A) of the second paragraph in its entirety to read as follows:

(A) to the extent specified at the time of grant of an Award, reduce (but not increase) the number or amount of Shares, Options, SARs, Stock Units, Performance Cash, or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Performance Goals on the basis of such further considerations as the Committee in its sole discretion shall determine,
9.Section 4(h) (Termination of Service) of the Plan is hereby amended by adding the following new sentence to the end thereof to read as follows:
The consequences of a termination of Service on an Award of Performance Cash shall be governed by the applicable Performance Cash Agreement.
10.Section 5(e) (Share Limits) of the Plan is hereby amended by adding the following new clause (viii) to the end thereof to read as follows:
(viii) Limit on Awards of Performance Cash. During any twelve (12) month Performance Period, no Selected Employee shall receive Performance Cash intended to qualify as performance-based compensation under Code Section 162(m) having a value greater than $3,000,000. If the Performance Period is less than or exceeds 12 months, the dollar limit expressed in the preceding sentence shall be reduced or increased proportionately, as the case may be, calculated as the product of: (A) $3,000,000, multiplied by (B) a fraction, the numerator of which is the number of days in the Performance Period and the denominator of which is 365. For example, if the Performance Period is three (3) years, the limit shall be calculated by multiplying: (A) $3,000,000, by (B) a fraction, the numerator of which is 1095 and the denominator of which is 365.
11.The Plan is hereby amended by adding the following new Section 10A (Terms and Conditions of Performance Cash) immediately following Section 10 (Terms and Conditions of Stock Units) to read as follows:
SECTION 10A.     TERMS AND CONDITIONS OF PERFORMANCE CASH.

(a)     Performance Cash Agreement. Each grant of Performance Cash under the Plan shall be evidenced by a Performance Cash Agreement between the Participant and the Company. Performance Cash shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The Performance Cash Agreement shall set forth the Performance Goals and/or other conditions applicable to the Award (including, without limitation, continued Service through a specified date), the amount of cash payable pursuant to the Award and the time of payment for each Award. The provisions of the various Performance Cash Agreements entered into under the Plan need not be identical.

(b)     Performance Conditions. An Award of Performance Cash grants the Participant the right to receive an amount of cash payable upon the satisfaction of any one or more Performance Goals and/or other conditions (including, without limitation, continued Service through a specified date) as determined by the Committee and set forth in the Performance Cash Agreement. For the avoidance of doubt, the performance conditions applicable to an Award of Performance Cash intended to qualify as performance-based compensation under Code Section 162(m) are limited to the Performance Goals listed in Section 2(af).
12.Section 12(b) (Acceleration) of the Plan is hereby amended by adding the following new sentence to the end thereof to read as follows:
The consequences of a merger or other reorganization, or a Change In Control on an Award of Performance Cash shall be governed by the applicable Performance Cash Agreement.
13.This First Amendment shall supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions and intent of this First Amendment.

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